Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 28, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura S. Crotty and Eric Envall

RE:	RCS Capital Corporation Registration Statement on Form S-1 Filed February 22, 2013 File No. 333-186819

Dear Ms. Crotty:

On behalf of our client, RCS Capital Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 21, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 22, 2013 (No. 333-186819).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1. All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company acknowledges this comment.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

March 28, 2013

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Also, please ensure that your price range is bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges this comment.

3.	We note that you have left certain non-pricing relating information blank in the filing and advise you that we may have additional comments based on this information once provided.

The Company acknowledges this comment.

4.	Please provide an updated consent from your independent registered public accounting firm in your next amendment.

The Company has filed an updated consent from its independent registered public accounting firm as Exhibit 23.1 to Amendment No. 1.

5.	Considering the significance of the “reorganization transactions,” as discussed on pages 9 and 10 (and elsewhere throughout your registration statement), please explain why you have not provided pro forma financial statements in accordance with Article 11 of Regulation S-X.

The Company respectfully acknowledges the comment and agrees that Article 11 of Regulation S-X applies. However, as of December 31, 2012 and prior to that date, two of the Company’s four lines of business (the investment banking and capital markets business and the transaction management services provider) did not yet exist, and one that did exist (the transfer agent business) had not billed third parties for its services. Consequently, the Company is unable to provide pro forma financial information for such lines of business in accordance with Article 11 of Regulation S-X to supplement the financial statements of Realty Capital Securities, LLC, the only one of the Company’s three operating subsidiaries that existed and had financial statements as of December 31, 2012.

Cover Page

6.	Please revise your cover page to indicate what percentage of your Class A common stock the underwriters have reserved for your interested directors, officers, employees and other associated individuals as part of your directed share program.

The Company has revised the disclosure as requested. Please see the cover page.

Prospectus Summary, page 1

March 28, 2013

Overview, page 1

7.	Please clarify at the outset that prior to the company’s formation each of the Operating Subsidiaries was owned and operated by Parent. Please also clarify American Reality Capital’s relationship to Parent and Manager.

The Company has clarified the disclosure regarding the Company’s formation and American Realty Capital’s relationship to Parent and Manager, as requested. Please see page 1.

8.	We note your statement on page 1 and throughout the prospectus that you “expect to provide services to an open-end and closed-end registered investment fund.” Please provide more detail regarding the certainty of this relationship and any arrangements currently in place.

The Company has revised the disclosure to indicate that it “intends to,” rather than “expects to,” enter into the relationships described. Please see pages 1, 2 and 56.

9.	We note the following statement on page 2 and similar statements throughout the prospectus: “In our view, we are the only investment bank principally focused on the direct investment program sector which also has the acuity to navigate successfully the publicly traded markets.” While we note that you have phrased this as a statement of opinion rather than fact, we ask that you consider the appropriateness of the use of the word “acuity” in reference to your competitors, in light of your disclosure in the risk factor on page 23 entitled “Competition with other financial firms may have a negative effect on our business.”

The word “acuity” has been removed and the Company has revised the disclosure as requested. Please see pages 2, 51 and 56.

10.	Please clarify where first used that “non-traded” securities means “non-exchange traded” securities. In addition, please provide a description, where appropriate, of the key characteristics of non-exchange traded real estate and business development company securities, like that discussed in the 2012 FINRA investor bulletin referenced on page 26.

The Company has revised the disclosure as requested. Please see pages 1 and 2.

Our Principal Businesses, page 2

11.	We note your statement on pages 5 and 47 that your transfer agent is well suited to conduct DRIPS “because of its knowledge of and experience with, these features of direct investment products.” Because your transfer agent was formed in November 2012 and has not had any significant operations to date, please explain how it has acquired the referenced knowledge and experience.

March 28, 2013

In response to the concerns raised in the Staff’s comment, the Company has revised its disclosure regarding the transfer agent. Please see pages 5 and 68 to 69.

Why We Are Going Public, page 8

12.	Please balance your summary of the reasons you are going public with a brief statement noting the costs and risks related thereto, as you have done in the Risk Factor section on page 34.

The Company has revised the disclosure as requested. Please see pages 9 and 56.

Our Structure and Reorganization, page 9

13.	Please provide a statement clarifying that Messrs. Nicholas S. Schorsch and William M. Kahane will directly or indirectly control Parent, Manager and the company following the offering and after giving effect to the restructuring transactions.

The Company has reconciled the statements as requested. Please see pages 10 and 38.

Reorganization Transactions, page 10

14.	The second paragraph under “Reorganization Transactions” states that Class B Units will entitle holders to “voting rights but not economic rights.” However, on pages 14 and 46 you state that Class B Units entitle holders to “economic, but not voting, rights.” Please reconcile these statements.

The Company has revised the disclosure as requested. Please see page 11.

15.	Please clarify here and throughout the document whether Class A and B “membership interests” are the same thing as Class A and B “Units.”

In response to the comment, the disclosure has been revised. Please see pages 10, 38 and 44.

Our Corporate Information, page 11

16.	Please revise this section here, and throughout the document as appropriate, to indicate what portion of your employees are compensated by you or your subsidiaries rather than RCS Capital Management, LLC or RCS Capital, LLC. Also, please indicate whether these 189 employees are full-time equivalent employees.

The Company has revised the disclosure as requested. Please see pages 6 and 12.

The Offering, page 12

March 28, 2013

17.	Please indicate the number of shares that you are reserving as part of your directed share program.

The Company has revised the disclosure as requested. Please see pages 13.

18.	We note your initial reference here and throughout the prospectus to RCS Capital, LLC’s exchange options related to its Operating Subsidiaries Units. Please disclose RCS Capital, LLC’s intentions to exchange any of its Operating Subsidiaries Units within the first six months following the completion of this offering and what dilutive effect such exchange will have on the stockholders that purchase Class A shares in the initial public offering. We note that on page 33 you imply that RCS Capital, LLC may sell a large number of your Class A common stock after completion of this offering which it would presumably acquire through the exchange of its Operating Subsidiaries Units.

The Company has no intention to exchange any of its Operating Subsidiaries Units within the first 180 days after the date of the prospectus, and has so indicated in Amendment No. 1. Please see pages 13, 34, 39, 89, 93, 95, 98.

Risk Factors, page 15

General

19.	We note the following statement on page 43: “By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund operations or unanticipated capital expenditures.” Please add a Risk Factor on this point.

As requested, the Company has added a risk factor on this point. Please see pages 25 and 26.

20.	We note your discussion on page 84 of the 10 public offerings of non-traded REIT shares that will occur concurrently with your offering. Please add a Risk Factor discussing the fact that you will compete for investors with these other programs, and that the overlap of these offerings could adversely affect your ability to raise all the capital you seek in the offering.

The Company has added a risk factor addressing this comment, as requested. Please see page 35.

We have a limited operating history…, page 15

21.	Please revise this Risk Factor to remove the third paragraph and its bulleted statements. The point of a particular Risk Factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities. This particular Risk Factor should focus on the risks associated with you having a limited operating history, not what you need or plan to do in order to overcome having a limited operating history.

March 28, 2013

The Company has revised the risk factor as requested. Please see page 16.

There can be no assurance that we will be successful in expanding…, page 15

22.	We note the following statement on page 15: “Other direct investment sponsors may not want to retain us for a variety of reasons, including our common ownership with American Realty Capital.” Please elaborate in the Business section on how you plan to segregate sensitive competitor information from the officers and directors of American Realty Capital in light of the controlled ownership and management of the company.

The Company has revised the disclosure in the Business section as requested. Please see pages 61 to 62.

Increases in interest rates, by potentially adversely impacting the performance…, page 20

23.	We note your statement that you rely “heavily” on the direct investment program industry. Please revise this statement, if true, to indicate that you rely “solely” on the direct investment program industry to more accurately portray the level of risk.

The Company has revised the risk factor to remove the word “heavily.” The Company believes that, in light of the services it has provided to American Realty Capital Properties, Inc., an exchange-traded REIT, the Company does not rely “solely” on the direct investment industry. The Company respectfully believes that a statement to the effect that the Company relies on the direct investment industry, without an adverb, as provided in the revised disclosure, portrays the level of risk in materially accurate terms. Please see page 21.

We face significant competition for wholesalers..., page 24

24.	Please provide more details, where appropriate, on the independent contractor model that you use for your wholesale brokerage business.

In light of the Staff’s comment, the Company has revised the risk factor to clarify that the Company’s operating subsidiaries do not work with independent contractors, but has employees. Please see page 25.

The direct investment industry recently…, page 26

25.	Please revise this Risk Factor to indicate whether the investigations discussed here involved any of your affiliates or related parties.

March 28, 2013

None of the investigations discussed in this risk factor involved any of the Company’s affiliates or related parties. The Company has revised the risk factor accordingly. Please see page 26.

Risks Related to this Offering, page 33

26.	Please insert a separate Risk Factor that describes the risks to those that purchase in this offering if RCS Capital, LLC exchanges its Operating Subsidiaries Units for Class A common stock.

The Company has inserted a separate risk factor as requested. Please see page 34.

RCS Capital Corporation, page 38

27.	We note the following statement on page 38: “Immediately prior to this offering, we amended and restated our certificate of incorporation to authorize two classes of common stock, Class A common stock and Class B common stock…” However, the certificate of incorporation filed as Exhibit 3.1 does not reflect such authorization. Please explain this discrepancy.

The Company’s statements in the S-1 are made as of the time of effectiveness or the time that the preliminary prospectus is distributed to prospective investors. While Exhibit 3.1, a temporary certificate of incorporation, does not currently demonstrate the authorization cited in the Staff’s comment, Exhibit 3.3, which will be an amended certificate of incorporation intended to be in effect indefinitely, will reflect such authorization.

Related Party Agreements, page 38

Management Agreement, page 39

28.	We note that you may only terminate the Management Agreement for cause during its initial term and that certain criteria must be met to terminate during the subsequent renewal periods. Please revise your disclosure to indicate under what circumstances your Manager may terminate the Management Agreement.

The Company has revised the disclosure as requested. Please see page 40.

Ownership and Management, page 40

29.	We note your statement in the first bullet point on page 40 that you will control the management of the operating subsidiaries “subject to certain limited exceptions with respect to certain fundamental matters.” Please provide more information regarding the exceptions and fundamental matters to which you refer.

The Company has revised the first bullet point on page 40. Please see page 40.

March 28, 2013

30.	Please revise the fourth bullet point on page 40 to indicate the percentage of Class A common stock that you are reserving as part of the directed share program.

The Company has revised the fourth bullet point as requested. Please see page 42.

Use of Proceeds, page 42

31.	We note your intended use of the net proceeds include funding internal growth, acquiring complementary businesses, and general corporate purposes. Please expand your disclosure to quantify the approximate amount intended to be used for each such purpose. Further, where you indicate that the proceeds may, or will, be used to acquire complementary business, expand your disclosure to include the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. Refer to Item 504 of Regulation S-K.

The Company has revised the disclosure as requested. Please see page 43.

32.	Please revise this section to indicate the approximate amount of the proceeds you intend to maintain at the holding company level rather than at the operating subsidiary level.

The Company has revised the disclosure as requested. Please see page 43.

33.	Please provide more detail, where appropriate, regarding the $1.5 million structuring fee payable to RCS Advisory Services, LLC. Although you indicate that it provides transaction management services, you have not indicated what services it will provide to the company in connection with the offering in exchange for the fee.

The Company has revised the disclosure as requested. Please see page 103.

Dividend Policy and Dividends, page 43

34.	Please revise this discussion to indicate that Parent, as the holder of Class A common stock following its exchange of Operating Subsidiaries Units, will be entitled to cash dividends which will decrease the percentage of the dividend pool that is distributed to public stockholders.

The Company has revised the disclosure as requested. Please see page 44.

Capitalization, page 44

35.	In light of our comment 5 regarding Article 11 pro forma financial statements, please revise to include a pro forma column, in your capitalization table, depicting the effect of the reorganization transactions.

March 28, 2013

For the reasons previously discussed in the response to Comment 5, the Company will be unable to provide pro forma financials. Consequently, the Company will not be able to include a pro forma column in its capitalization table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

General Overview, page 47

36.	Please explain what you mean by “liquidity event” where first used on page 48.

The Company has explained what it means by “liquidity event.” Please see page 48.

RCS Capital Corporation, page 47

Taxation, page 48

37.	Please revise your disclosure to discuss the expected impact to your effective tax rate resulting from the tax receivable agreement in connection with the planned reorganization, for fiscal 2013 and beyond. Refer to Item 303(A) of Regulation S-K.

The Company has revised the disclosure as requested. Please see pages 49 and 50.

Liquidity and Capital Resources, page 48

38.	Please revise your disclosure to discuss the expected impact to your liquidity and capital resources resulting from the various agreements in connection with the planned reorganization, including your dividend policy as discussed on page 43. Refer to Item 303(A)(1) of Regulation S-K.

The Company has revised the disclosure as requested. Please see page 43.

Business, page 54

Our Wholesale Broker-Dealer, page 57

39.	Please explain why the first row of the table on page 58 provides the “average” number of publicly registered products distributed in each year rather than the actual number distributed.

In response to this comment, the Company has revised the table to provide the actual number of publicly registered products distributed in each year. Please see page 60.

Capital Market Securities, page 61

March 28, 2013

40.	Similar to the disclosure you made regarding debt financing arrangements on page 61, please quantify the amount of equity capital market arrangements you structured and negotiated in 2012.

The Company has revised the disclosure as requested. Please see page 64.

American Realty Capital –Sponsored Public Direct Investment Programs and Publicly Traded REITs for Which our Wholesale Broker-Dealer provided Exclusive Dealer Manager and Other Services, page 67

41.	Please revise these descriptions to better describe the actual dealer manager and other services you provided for each of the direct investment programs and/or REITs rather than describing the program or REIT in macro terms.

The Company has revised the section to add an introduction paragraph describing the actual dealer manager and other services the Company provides. Please see page 69.

Management, page 71

Board Composition, page 77

42.	Please explain how the board will manage and supervise your Manager.

The Company has revised the disclosure as requested. Please see page 80.

Executive Compensation, page 78

43.	Please highlight earlier in the prospectus the fact that you will not employ any of your executive officers. Your statements referring to “our executive officers” throughout the filing are confusing in light of the disclosure in this section.

In light of this comment, the Company has revised the disclosure as requested and clarified earlier in the prospectus that the Company does not employ any of its executive officers. Please see page 6.

2013 Manager Multi-Year Outperformance Agreement, page 79

44.	Please explain the criteria used to select the peer group companies listed on page 80.

The Company has explained the criteria used to select the peer group companies. Please see page 83.

45.	We note your statement that amounts earned under the OPP may be issued in the form of LTIP Units, stock options, stock appreciation rights, restricted shares, performance shares and other stock-based awards. Please explain how you will determine in what form to issue the amounts earned.

March 28, 2013

In response to the Commission’s comments, the Company has revised the disclosure. Please see page 83.

Related Party Transactions, page 85

Exchange Agreement, page 86

46.	Please clarify using examples what the net change will be to the voting power percentage between Class A common stock holders and Class B common stock holders following the cancellation of Class B common stock upon the exchange of the Operating Subsidiaries Units for Class A common shares.

The Company has revised the disclosure as requested. Please see page 89.

Affiliated Transactions Best Practices Policy, page 88

47.	Please define “NASAA” where first used on page 88.

The Company has defined “NASAA Guidelines” where the term is first used. Please see page 66.

Underwriting, page 100

48.	Please provide a brief description of the “certain liabilities” that you have agreed to indemnify the underwriters, their affiliates and persons who control the underwriters against, as mentioned on page 101. Refer to Item 508(g) of Regulation S-K.

Pursuant to Item 508(g) of Regulation S-K, the Company has provided a brief description of the liabilities against which the Company has agreed to indemnify the underwriters, their affiliates and persons who control the underwriters. Please see page 104.

RCS Capital Corporation

Financial Statements for the Year Ended December 31, 2012

Note 4. Subsequent Events, page F-4

49.	In light of the “reorganization transactions,” as noted throughout the registration statement, please tell us if you considered supplementing your historical financial statements with pro forma financial data. Refer to ASC 855-10-50 (paragraphs 2 and 3) and advise or revise as necessary.

The Company respectfully acknowledges the comment and agrees ASC 855-10-50 applies. However, in concurrence with the responses to comments 5 and 35, the Company will not be able to supplement its historical financial statements with pro forma financial data. In the current situation, since there are no separate financials, as discussed previously the omission of pro forma financials will not be misleading.

March 28, 2013

Realty Capital Securities, LLC

Financial Statements for the Year Ended December 31, 2012

General

50.	Please revise to identify your related party transactions and the related amounts on the face of your financial statements (statements of financial condition, operations, and cash flows). Refer to Rule 4-08 of Regulation S-X.

The Company has revised the disclosure as requested. Please see pages F-6, F-7 and F-9.

Notes to Financial Statements, page F-10

Note 2. Summary of Significant Accounting Policies, page F-10

General

51.	Please revise to disclose here and in MD&A, your consideration and evaluation of recently issued accounting standards that are material to your business and the potential effects of adoption to the financial statements. Refer to SAB Topic 11 M.

The Company has revised the disclosure as requested. Please see pages 55 and F-14.

Revenue Recognition, page F-10

52.	We note your policies related to commission and dealer manager fees; however, it is unclear how you have considered gross versus net revenue reporting. Tell us and revise your disclosure to specify the revenue arrangements that you analyze under ASC 605-45 for gross versus net revenue reporting, and identify which arrangements you report on a net basis and a gross basis. In your revised disclosure, specifically address how you consider commissions for which a substantial portion is ultimately paid to third-parties. Additionally, provide us with an analysis of how you considered each of the factors included in ASC 605-45-45 (paragraphs 3 through 18). Your response should address how the following criteria impact your revenue reporting analysis:

March 28, 2013

•	whether you or another party are the primary obligor in your commission and advisory revenue arrangements;

•	whether your commissions and dealer manager fees are fixed in percentage terms; and

•	whether your commissions and dealer manager fees are negotiated under the same contract or separately.

In its judgment, after analyzing the revenue arrangements in accordance with ASC 605-45, Realty Capital Securities, LLC (referred to in this response to comment 52 as “RCS”) has concluded that the gross method of revenue reporting is the appropriate treatment for its commission and dealer manager fees.

RCS is primarily the exclusive wholesale broker dealer for the non-traded securities offered by American Realty Capital-sponsored entities and others. RCS typically enters into separately negotiated dealer manager agreements with each individual public non-traded entity as its agent and exclusive distributor and agrees to use its reasonable best efforts to sell or cause to be sold the shares of the entity. RCS is responsible for engaging soliciting dealers to solicit subscriptions for the shares subject to a soliciting dealer agreement made between RCS and the soliciting dealer. After a trade is consummated the issuer pays the related commissions and dealer manager fees directly to RCS. RCS is responsible for paying all commissions and has sole discretion to re-allow all or a portion of the dealer manager fee to the soliciting dealers.

RCS is compensated through commissions and dealer manager fees by American Realty Capital-sponsored entities and others for the distribution services provided to these customers. RCS is the primary obligor in providing these services purchased by its customers. RCS is responsible for fulfillment, including the acceptability of the services it provides.

RCS does not have general inventory risk, before or after a customer order is placed.

RCS is generally restricted by regulations that limit its latitude in establishing the price of its services. RCS’ contracts generally are structured to provide for a fixed percentage fee.

RCS performs the entire wholesale distribution service for which RCS is paid. The customer is not responsible whatsoever for the distribution and sale of its securities.

RCS’ suppliers are the soliciting dealers RCS engages. RCS has multiple suppliers and has discretion to select suppliers that will provide the services ordered by its customers.

RCS is involved in determining the specifications and types of services ordered by its customers during contract negotiations.

RCS does not take on credit risk because commissions and dealer manager fees are paid to RCS only on consummated transactions. RCS’ suppliers also do not take on credit risk for the same reasons.

While not all of the indicators lead RCS definitively to either a gross or net reporting conclusion, in RCS’ judgment based upon the strength of the factors present, the gross method of revenue reporting is the appropriate treatment for RCS’ commission and dealer manager fees. RCS believes that it is in compliance with ASC 605-45 and industry guidance.

53.	We note you receive dealer manager fees and compensation in connection with the sale of securities. Please revise your policy disclosure to address the following.

•	Explain in greater detail what services you provide and clarify if the dealer manager fees and compensation received relate to underwriting services.

•	Clarify when you recognize dealer manager fee and compensation revenue (refer to ASC 940-605-25).

•	It appears your dealer manager fees and compensation revenue is presented on a gross basis with reallowances to participating broker-dealers presented as expenses. Explain your basis for presenting such amounts on a gross basis (versus net).

The Company has revised the disclosure as requested with respect to bullets 1 and 2 to the Staff’s comment. Bullet 3 is explained in the Company’s response to Comment 52 above. Please see pages 52 and F-10.

Note 5. Property and Equipment page F-12

54.	Revise your disclosure to describe the methods used in computing depreciation expense for your major classes of depreciable assets in accordance with ASC 360-10-50-1(d).

The Company has revised the disclosure as requested. Please see page F-12.

Note 10. Subsequent Events, page F-14

55.	In light of the “reorganization transactions,” as noted throughout the registration statement, please tell us if you considered supplementing your historical financial statements with pro forma financial data. Refer to ASC 855-10-50 (paragraphs 2 and 3) and advise or revise as necessary.

The Company refers the Staff to the Company’s response to comment 49.

Exhibit Index, page II-4

56.	Please file all applicable exhibits, particularly documents that have been executed such as Exhibits 10.13 through 10.24, as soon as possible as we may have additional comments.

The Company has revised the Exhibit Index and has filed the executed versions of Exhibits 10.13 through 10.23 with Amendment No. 1, as requested.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.